EXHIBIT 99.1

China Lodging Group, Limited Announces Preliminary Hotel Operating Results for Second Quarter of 2013

SHANGHAI, China, July 15, 2013 (GLOBE NEWSWIRE) -- Shanghai, China, July 15, 2013 – China Lodging Group, Limited (Nasdaq:HTHT) ("China Lodging Group" or the " Company"), a leading and fast-growing multi-brand hotel group in China, today announced preliminary hotel operating results for the second quarter ended June 30, 2013.

Hotel Development
	Number of hotels in operation		Number of rooms in operation
	Net added in Q2 2013	As of June 30, 2013	Net added in Q2 2013	As of June 30, 2013
Leased hotels	30	514	3,951	60,729
Manachised hotels	93	679	9,480	69,546
Franchised hotels*	(12)	23	(1,434)	2,282
Total	111	1,216	11,997	132,557
* refers to franchised Starway hotels
Number of hotels in pipeline as of June 30, 2013
Leased hotels	70
Manachised hotels	362
Total	432
Operating metrics
	For the quarter ended
	June 30,	March 31,	June 30,
	2012	2013	2013
Occupancy rate (as a percentage)
Leased hotels	97%	85%	90%
Manachised hotels	98%	88%	92%
Blended	97%	87%	91%
Average daily room rate (in RMB)
Leased hotels	187	178	190
Manachised hotels	175	167	176
Blended	181	172	182
RevPAR (in RMB)
Leased hotels	181	152	172
Manachised hotels	171	146	162
Blended	176	149	167
Like-for-like performance for leased and manachised hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	June 30,
	2012	2013
Total hotels	628	628
Leased hotels	339	339
Manachised hotels	289	289
Total rooms	72,127	72,127
Leased hotels	41,105	41,105
Manachised hotels	31,022	31,022
Occupancy rate (as a percentage)	100%	97%
Average daily room rate (in RMB)	184	190
RevPAR (in RMB)	185	185

About China Lodging Group, Limited

China Lodging Group, Limited is a leading and fast-growing multi-brand hotel group in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under five brands, namely, Joya Hotel, JI Hotel, Starway Hotel, HanTing Hotel, and Hi Inn. For more information, please visit the Company's website: http://ir.huazhu.com .

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as "may," "should," "will," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," "forecast," "project," or "continue," the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

CONTACT: Ida Yu
         Investor Relations Manager
         Tel: 86 (21) 6195 9561
         Email: ir@huazhu.com
         http://ir.huazhu.com